Exhibit 99.1

Michael Kors Holdings Limited Announces Fourth Quarter and Annual Fiscal 2012 Results

Fourth Quarter Total Revenue Increased 58.3%; Comparable Store Sales Increased 36.1%

Fourth Quarter Diluted EPS Increased 120.0% to $0.22

Hong Kong —June 12, 2012 — Michael Kors Holdings Limited (NYSE:KORS) (the “Company”) today announced its financial results for the fourth quarter and fiscal year ended March 31, 2012. The Company is a global luxury lifestyle brand with a multi-channel strategy, unique design and strong infrastructure that provides a platform for continued global growth.

John Idol, the Company’s Chairman and Chief Executive Officer, said, “We are pleased with our results for the quarter and the year, as we experienced strong growth in both total revenue and net income. This year we continued executing our key growth strategies, resulting in a 58.3% and 62.1% increase in total revenues for the quarter and year, respectively.”

For the fourth quarter ended March 31, 2012:

•	Total revenue for the fourth quarter increased 58.3% to $380.0 million from $240.0 million in the fourth quarter of fiscal 2011.

•

Retail net sales increased 80.3% to $172.2 million driven by 71 new store openings since the end of last year and a 36.1% increase in comparable store sales. Wholesale net sales increased 45.5% to $190.7 million and royalty revenue increased 26.9% to $17.1 million.

•	Gross profit for the fourth quarter increased 63.4% to $219.1 million, and as a percentage of total revenue increased to 57.7% compared to 55.9% in the fourth quarter of fiscal 2011.

•

Income from operations for the fourth quarter increased 84.9% to $78.8 million, and as a percentage of total revenue was 20.7%. Excluding a $2.0 million reimbursement of professional fees associated with the Company’s initial public offering (“IPO”) in December 2011, income from operations for the fourth quarter was $76.8 million, or 20.2% as a percentage of total revenue. This compares to income from operations for the fourth quarter of fiscal 2011 of $42.6 million, or 17.8% as a percentage of total revenue.

•

Net income for the fourth quarter was $43.6 million, or $0.22 per diluted share based on 196.9 million weighted average diluted shares outstanding. Excluding the aforementioned credit, net income was $41.6 million, or $0.21 per diluted share. Net income for the fourth quarter of fiscal 2011 was $17.4 million, or $0.10 per diluted share based on 179.2 million weighted average diluted shares outstanding.

Mr. Idol continued, “Our results for the quarter were driven by strong performance across each of our retail, wholesale and licensing segments. Our North American comparable store sales increase was 37.2%, reflecting the strong demand for the Michael Kors luxury brand, our exciting assortment of fashion merchandise and our exceptional jet-set in-store experience. We also delivered significant growth in our wholesale segment, reflecting the strength of our brand and the favorable results from our transition to shop-in-shops in department stores. In Europe, total revenue increased 122.6% for the quarter as a result of a 13.6% comparable store sales increase, in addition to strong performance in our wholesale operations. In Japan, we are cautiously encouraged by our results for this business, which is in the start-up phase. Total licensing revenue grew 26.9% in the quarter due to strong sales of our licensed products led by the Michael Kors watch and eyewear lines.

We are uniquely positioned to continue to build the Michael Kors global luxury lifestyle brand, and are pleased that our momentum has continued into the first quarter of fiscal 2013. The Company has proven retail and wholesale formats that are performing throughout the world. Michael Kors unique fashion designs continue to resonate with customers globally and we believe that our Company has tremendous opportunity for future growth.”

For the year ended March 31, 2012:

•	Total revenue for the year increased 62.1% to $1.3 billion from $803.3 million in fiscal 2011.

•

Retail net sales increased 82.1% to $626.9 million driven by 71 new store openings since the end of last year and a 39.2% increase in comparable store sales. Wholesale net sales increased 47.5% to $610.2 million and royalty revenue increased 43.1% to $65.2 million.

•	Gross profit for the year increased 68.8% to $753.1 million, and as a percentage of total revenue was 57.8% for the year as compared to 55.5% in fiscal 2011.

•

Income from operations for the year increased 81.0% to $247.7 million, or 19.0% as a percentage of total revenue, and included a $10.6 million equity compensation charge associated with equity grants for periods prior to fiscal 2012, $3.2 million in expenses associated with the Company’s IPO in December 2011 and a $10.7 million charge related to the employee share option redemption associated with our private placement. Excluding these charges, income from operations for fiscal 2012 was $272.1 million, or 20.9% as a percentage of total revenue. This compares to operating income of $136.9 million in fiscal 2011, or 17.0% as a percentage of total revenue.

•

Net income was $147.4 million, or $0.78 per diluted share based on 189.3 million weighted average diluted shares outstanding. Excluding the aforementioned equity compensation charge, IPO-related expenses and share option charge, net income was $163.1 million, or $0.86 per diluted share. This compares to $72.5 million, or $0.40 per diluted share based on 179.2 million weighted average diluted shares outstanding in fiscal 2011.

•

At March 31, 2012, the Company operated 237 retail stores, including concessions, compared to 166 retail stores, including concessions, at the end of the same prior-year period. The Company has 64 additional retail stores, including concessions, operated through licensing partners. There are 301 Michael Kors stores worldwide.

Outlook

For the first quarter of fiscal 2013, the Company expects total revenue to be in the range of $360 million to $370 million. This assumes a comparable store sales increase of approximately 35%. Diluted earnings per share are expected to be in the range of $0.18 to $0.20 for the quarter. This assumes 199.0 million diluted weighted average shares outstanding and a 38% tax rate.

For fiscal 2013, the Company expects total revenue to be in the range of $1.7 billion to $1.8 billion. This assumes a comparable store sales increase of approximately 20%. Diluted earnings per share are expected to be in the range of $1.08 to $1.12 for the year. This assumes 201.2 million diluted weighted average shares outstanding and a 38% tax rate.

Conference Call Information

A conference call to discuss fourth quarter and annual results is scheduled for today, June 12, 2012 at 8:00 a.m. EDT. A replay of the call will be available today at 11:00 a.m. EDT; to access the replay, dial 1-877-870-5176 for domestic callers or dial 1-858-384-5517 for international callers and enter access code 1622346. The conference call will also be webcast live in the investor relations section of www.michaelkors.com. The webcast will be accessible on the website for approximately 90 days after the call.

About Michael Kors

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are operated, either directly or through licensing partners, in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

Forward Looking Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this press release are based on assumptions that the Company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-180022).

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana/Joseph Teklits

203-682-8200

jean.fontana@icrinc.com

Media:

Lisa Pomerantz

212-201-8128

lisa.pomerantz@michaelkors.com

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

Schedule 1

	Three Months Ended		Twelve Months Ended
	March 31, 2012	April 2, 2011	March 31, 2012	April 2, 2011
Net sales	$362,905	$226,536	$1,237,100	$757,800
Royalty revenue	17,085	13,467	65,154	45,539

Total revenue	379,990	240,003	1,302,254	803,339
Cost of goods sold	160,868	105,882	549,158	357,274

Gross profit	219,122	134,121	753,096	446,065
Total operating expenses	140,281	91,487	505,414	309,199

Income from operations	78,841	42,634	247,682	136,866
Interest expense, net	383	163	1,495	1,861
Foreign currency (gain) loss	1,291	4,594	(2,629)	1,786

Income before provision for income taxes	77,167	37,877	248,816	133,219
Provision for income taxes	33,555	20,504	101,452	60,713

Net income	43,612	17,373	147,364	72,506
Net income applicable to preference shareholders	—	3,745	21,227	15,629

Net income available for ordinary shareholders	$43,612	$13,628	$126,137	$56,877

Weighted average ordinary shares outstanding:
Basic	191,184,171	140,554,377	158,258,126	140,554,377
Diluted	196,855,404	179,177,268	189,299,197	179,177,268

Net income per ordinary share (1) :
Basic	$0.23	$0.10	$0.80	$0.40
Diluted	$0.22	$0.10	$0.78	$0.40

Statements of Comprehensive Income:
Net income	$43,612	$17,373	$147,364	$72,506
Foreign currency translation adjustments	2,231	4,698	(4,768)	3,803

Comprehensive income	$45,843	$22,071	$142,596	$76,309

(1)

The calculation for basic earnings per ordinary share is based on net income available for ordinary shareholders divided by basic ordinary shares. The calculation for diluted earnings per share is based on net income divided by diluted shares.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

Schedule 2

	March 31, 2012	April 2, 2011
Assets
Current assets
Cash and cash equivalents	$106,354	$21,065
Receivables, net	127,226	80,081
Inventories	187,413	117,173
Deferred tax assets	11,145	7,322
Prepaid expenses and other current assets	31,925	19,757

Total current assets	464,063	245,398
Property and equipment, net	170,755	119,323
Intangible assets, net	14,146	15,796
Goodwill	14,005	14,005
Deferred tax assets	3,952	1,951
Other assets	7,504	3,022

Total assets	$674,425	$399,495

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$22,674	$12,765
Accounts payable	67,326	52,873
Accrued payroll and payroll related expenses	33,710	26,100
Accrued income taxes	8,199	18,701
Accrued expenses and other current liabilities	33,097	17,286

Total current liabilities	165,006	127,725
Note payable to parent	—	101,650
Deferred rent	43,292	29,381
Deferred tax liabilities	6,300	5,495
Other long-term liabilities	3,590	3,218

Total liabilities	218,188	267,469
Contingently redeemable ordinary shares	—	6,706
Shareholders’ equity
Convertible preference shares, no par value; 10,163,920 shares issued and outstanding at April 2, 2011.	—	—
Ordinary shares, no par value; 650,000,000 shares authorized, and 192,731,390 shares issued and outstanding at March 31, 2012, and 140,554,377 shares issued and outstanding at April 2, 2011.	—	—
Additional paid-in capital	228,321	40,000
Accumulated other comprehensive (loss) income	(735)	4,033
Retained earnings	228,651	81,287

Total shareholders’ equity	456,237	125,320

Total liabilities and shareholders’ equity	$674,425	$399,495

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION FOR NON-GAAP MEASURES– CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

(Unaudited)

Schedule 3

Reconciliation of income from operations, as reported, to income from operations, as adjusted

	Three Months Ended		Twelve Months Ended
	March 31, 2012	April 2, 2011	March 31, 2012	April 2, 2011
Income from operations, as reported	$78,841	$42,634	$247,682	$136,866
Add back adjustments for one time charges:
Stock option expense	—	—	10,600	—
IPO fees	(2,000)	—	3,170	—
Employee share option redemption - private placement	—	—	10,690	—

Income from operations, as adjusted	$76,841	$42,634	$272,142	$136,866

Reconciliation of net income, as reported, to net income, as adjusted

	Three Months Ended		Twelve Months Ended
	March 31, 2012	April 2, 2011	March 31, 2012	April 2, 2011
Net income, as reported	$43,612	$17,373	$147,364	$72,506
Add back adjustments for one time charges:
Stock option expense	—	—	10,600	—
IPO fees	(2,000)	—	3,170	—
Employee share option redemption - private placement	—	—	10,690	—
Less tax benefit on above	—	—	(8,686)	—

Net income, as adjusted	$41,612	$17,373	$163,138	$72,506

Weighted average ordinary shares outstanding:
Diluted	196,855,404	179,177,268	189,299,197	179,177,268
Net income per ordinary share, as adjusted:
Diluted	$0.21	$0.10	$0.86	$0.40

Use of Non-GAAP Financial Measures

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), the Company provides non-GAAP operating results that exclude certain charges or credits such as transaction expenses related to the Company’s IPO, Stock option expense and other offering fees. These amounts are not in accordance with, or an alternative to, GAAP. The Company’s management believes that these measures provide investors with transparency by helping illustrate the underlying financial and business trends relating to the Company’s results of operations and financial condition and comparability between current and prior periods. Management uses the measures to establish and monitor budgets and operational goals and to evaluate the performance of the Company.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED SEGMENT DATA

(In thousands)

(Unaudited)

Schedule 4

	Three Months Ended		Twelve Months Ended
	March 31, 2012	April 2, 2011	March 31, 2012	April 2, 2011
Revenue by Region:
North America (U.S. and Canada)	$339,332	$222,927	$1,183,234	$763,819
Europe	36,627	16,451	108,790	38,502
Other Regions	4,031	625	10,230	1,018

Total Revenue:	$379,990	$240,003	$1,302,254	$803,339

Revenue by Segment:
Net sales: Retail	$172,187	$95,489	$626,940	$344,195
Wholesale	190,718	131,047	610,160	413,605
Licensing	17,085	13,467	65,154	45,539

Total Revenue:	$379,990	$240,003	$1,302,254	$803,339

Income from Operations:
Retail	$33,959	$14,707	$121,851	$61,194
Wholesale	34,477	16,386	85,000	48,241
Licensing	10,405	11,541	40,831	27,431

Total Income from Operations	$78,841	$42,634	$247,682	$136,866

Income from Operations, as adjusted*:
Retail	$33,105	$14,707	$129,230	$61,194
Wholesale	33,448	16,386	100,759	48,241
Licensing	10,288	11,541	42,153	27,431

Total Income from Operations, as adjusted	$76,841	$42,634	$272,142	$136,866

*	Adjusted results reflect one-time items shown in Schedule 3.